FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

April 11, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 11, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has appointed Mr. Scott Heffernan, MSc., P.Geo. to the position of Chief Geologist.  The Issuer has also granted stock options to acquire up to an aggregate of 525,000 common shares at a price of $4.74 for two years.

Item 5.	Full Description of Material Change

The Issuer has appointed Mr. Scott Heffernan, M.Sc., P.Geo., to the position of Chief Geologist.  In this role, Mr. Heffernan will be responsible for developing and managing the Issuer’s exploration projects, including its premier, newly discovered, bulk-tonnage, Diamante-Los Patos Uranium District.

Scott Heffernan, P.Geo.

Mr. Heffernan holds a Bachelor Degree (Geology) from the University of Alberta and completed his Masters Degree (Geological Sciences) with the Mineral Deposit Research Unit (MDRU) and the Pacific Centre for Isotopic and Geochemical Research (PCIGR) at the University of British Columbia.

Mr. Heffernan is a registered professional geologist (BC) with over 10 years of well-rounded experience, having worked with governmental surveys and both major and junior mining companies in North and South America.  Mr. Heffernan spent the last four years as a Senior Geologist with Equity Engineering Ltd., a Vancouver-based geological consulting and contracting firm specializing in turn-key geological and project management.  While with Equity, he directed exploration and drilling that led to the discovery of significant gold and polymetallic mineralization on the porphyry-related Tide property and most recently was managing Frontier Development Group Inc.’s IOCG exploration in north-central Yukon.

Stock Options

The Issuer has, pursuant to its 2004 Incentive Stock Option Plan, granted incentive stock options to directors, officers, employees and consultants of the Issuer to purchase up to an aggregate of 525,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before April 11, 2009 at a price of $4.74 per share.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

April 17, 2007